UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Arbutus Biopharma Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

03879J100

(CUSIP Number)

Suite 1, 3rd Floor,

11-12 St. James’s Square,

London SW1Y 4LB,

United Kingdom

+44 (117) 918-1293

with copies to

Colin Diamond

Chang-Do Gong

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020-1095

+1 (212) 819 8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 12, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box: ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03879J100

1	Name of Reporting Persons Roivant Sciences Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 16,013,540 (see Item 5)*

	8	Shared Voting Power None

	9	Sole Dispositive Power 16,013,540 (see Item 5)*

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,013,540 (see Item 5)*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 29.1% (see Item 5)*

14	Type of Reporting Person (See Instructions) CO

* As of the date of this Amendment No. 5 to the Schedule 13D, Roivant Sciences Ltd. (“Roivant”) beneficially owns 16,013,540 common shares, no par value (“Common Shares”), of Arbutus Biopharma Corporation (the “Issuer”). This amount excludes 9,808,386 Common Shares underlying 500,000 shares of the Issuer’s series A participating convertible preferred shares (the “Preferred Shares”) acquired on October 16, 2017 and 13,025,536 Common Shares underlying 664,000 Preferred Shares acquired on January 12, 2018. The Preferred Shares are not convertible into the Common Shares until they become mandatorily convertible on the fourth anniversary of the First Closing (October 16, 2021) (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

CUSIP No. 03879J100

INTRODUCTORY NOTE

Pursuant to Rule 13d-2 under the U.S. Securities Exchange Act of 1934, as amended, this Amendment No. 5 to the Schedule 13D amends certain items of the Schedule 13D for the common shares, no par value (the “Common Shares”), of Arbutus Biopharma Corporation (the “Issuer”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2015, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on August 26, 2015, Amendment No. 2 to the Schedule 13D filed with the SEC on February 17, 2016, Amendment No. 3 to the Schedule 13D filed with the SEC on October 3, 2017 and Amendment No. 4 to the Schedule 13D filed with the SEC on October 17, 2017 (the “Schedule 13D”). This Amendment No. 5 is being filed to report the closing on January 12, 2018 of the second and final tranche of the Issuer’s series A participating convertible preferred shares (the “Preferred Shares”) pursuant to the subscription agreement, dated October 2, 2017 (the “Subscription Agreement”), previously reported on the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the Subscription Agreement, following the requisite approval of the shareholders of the Issuer at a shareholder meeting held on January 11, 2018 and satisfaction of the applicable closing conditions at the Second Closing on January 12, 2018, the Issuer issued 664,000 Preferred Shares to Roivant for an aggregate purchase price of $66.4 million. The source of the funds for the acquisition was cash on hand.

Item 5.   Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)         Following the Second Closing on January 12, 2018, Roivant beneficially owns 16,013,540, or 29.1%, of the Common Shares. Roivant will not beneficially own the Common Shares underlying the Preferred Shares until the date that is 60 days prior to the date on which the Preferred Shares become convertible into the Common Shares, either automatically or at Roivant’s option pursuant to the terms of the Preferred Shares. As described in Item 6 of the Schedule 13D, the Preferred Shares will mandatorily convert into the Common Shares on the fourth anniversary of the First Closing (October 16, 2021), subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option.

(b)         The aggregate number and percentage of the Common Shares beneficially owned by Roivant and, for Roivant, the number of Common Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on lines 7 through 11 of the cover sheet of this Schedule 13D.

The percentage of outstanding Common Shares that may be deemed to be beneficially owned by Roivant is set forth on line 13 of Roivant’s cover sheet of this Schedule 13D. Such percentage was calculated for Roivant based on an aggregate of 55,068,662  Common Shares issued and outstanding as of January 11, 2018, as provided by the Issuer to Roivant. This amount excludes 9,808,386 Common Shares underlying 500,000 Preferred Shares acquired on October 16, 2017 and 13,025,536 Common Shares underlying 664,000 Preferred Shares acquired on January 12, 2018.  The Preferred Shares are not convertible into the Common Shares until they become mandatorily convertible on the fourth anniversary of the First Closing (October 16, 2021) (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).  Therefore, the Common Shares underlying such Preferred Shares are not deemed beneficially owned as described in Item 5(a).

Except as disclosed in this Schedule 13D, Roivant does not beneficially own any Common Shares or have the right to acquire any Common Shares.

CUSIP No. 03879J100

Except as disclosed in this Schedule 13D, Roivant presently does not have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares that Roivant may be deemed to beneficially own.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by replacing the original disclosure under the heading entitled “Board Nomination Articles Amendment” and the original disclosure under the heading “Amended and Restated Governance Agreement” as follows:

Board Nomination Articles Amendment

At the special meeting of the Issuer’s shareholders held on January 11, 2018, the shareholders approved amendments to Part 27 and Part 28 of the Issuer’s Articles of Incorporation (collectively, the “Board Nomination Articles Amendment”). As disclosed in the Issuer’s definitive proxy statement dated December 6, 2017, the Issuer’s board has discretion as to the timing of the implementation of the Board Nomination Articles Amendment.

Pursuant to the Board Nomination Articles Amendment, once implemented, Roivant will have the right to nominate a certain number of directors to the board of directors of the Issuer, which right will terminate upon the earlier of (i) 48 months following the First Closing and (ii) when Roivant no longer meets certain beneficial ownership thresholds. With respect to the beneficial ownership thresholds, for so long as Roivant has beneficial ownership or exercises control or direction over not less than (i) 30% of the issued and outstanding Common Shares, Roivant has the right to nominate three individuals for election to the board of directors of the Issuer, one of whom must be “independent” within the meaning of applicable law and the rules and regulations of The Nasdaq Stock Market LLC, not including the rules related to the independence of audit committee members; (ii) 20% of the issued and outstanding Common Shares, Roivant has the right to nominate two individuals for election to the board of directors of the Issuer; and (iii) 10% of the issued and outstanding Common Shares, Roivant has the right to nominate one individual for election to the board of directors of the Issuer. For so long as Roivant has the right to nominate one or more directors to the Issuer’s board of directors, the Board Nomination Articles Amendment requires that the total number of directors of the Issuer will not, without the prior written consent of Roivant, be permitted to exceed seven directors, the majority of whom must be “independent,” within the meaning of the Board Nomination Articles Amendment as set forth in (i) above.

Amended and Restated Governance Agreement

Pursuant to the Subscription Agreement, at the First Closing, Roivant entered into an Amended and Restated Governance Agreement with the Issuer (the “Amended and Restated Governance Agreement”), which replaced and superseded the existing Governance Agreement dated as of January 11, 2015 between Roivant and the Issuer. Pursuant to the terms of the Amended and Restated Governance Agreement, the Issuer must cause that number of individuals designated by Roivant to be appointed to the Issuer’s board of directors in accordance with the Board Nomination Articles Amendment, once implemented. The Amended and Restated Governance Agreement was effective upon the First Closing and will terminate upon the earlier of (i) 48 months following the First Closing and (ii) when Roivant no longer has a right to nominate one or more directors under the Board Nomination Articles Amendment.

The Issuer and Roivant have agreed to waive certain of the Issuer’s obligations under the Amended and Restated Governance Agreement until a later time not to be later than the Issuer’s next shareholder meeting.

The information set forth or incorporated in Item 3 of this Schedule 13D regarding the acquisition of 664,000 Preferred Shares at the Second Closing on January 12, 2018 is incorporated herein by reference.

CUSIP No. 03879J100

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2018	Roivant Sciences Ltd.

	By:	/s/ Marianne Romeo Dinsmore
	Name:	Marianne Romeo Dinsmore
	Title:	Authorized Signatory